**UNITED STATES SECURITIES AND EXCHANGE COMMISSION**
Washington, DC 20549

# FORM 4

**STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP**

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934

☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.

| 1. Name and Address of Reporting Person<br><br>**Arnelle, H. Jesse** | 2. Issuer Name **and** Ticker or Trading Symbol<br><br>**FPL Group, Inc. (FPL)** | 6. Relationship of Reporting Person(s) to Issuer<br>(Check all applicable) | | | |
|---|---|---|---|---|---|
| (Last)   (First)   (Middle)<br><br>**400 Urbano Drive** | 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) | X | Director | | 10% Owner |
| | | | Officer (give title below) | | Other (specify below) |
| | 4. Statement for Month/Day/Year<br><br>**October 21, 2002** | 7. Individual or Joint/Group Filing (Check Applicable Line) | | | |
| (Street)<br><br>**San Francisco, CA  94127** | 5. If Amendment, Date of Original (Month/Day/Year) | X | Form filed by One Reporting Person | | |
| (City)   (State)   (Zip) | | | Form filed by More than One Reporting Person | | |

## Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

| 1. Title of Security | 2. Transaction Date (Month/Day/Year) | 2A. Deemed Execution Date, if any (Month/Day/Year) | 3. Transaction Code | | 4. Securities Acquired (A) or Disposed of (D) | | | 5. Amount of Securities Beneficially Owned Following Reported Transaction(s) | 6. Ownership Form: Direct (D) or Indirect (I) | 7. Nature of Indirect Beneficial Ownership |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | Code | V | Amount | A or D | Price | | | |
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| FORM 4 (continued) | Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities) | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 1. Title of Derivative Security | 2. Conversion or Exercise Price of Derivative Security | 3. Transaction Date (Month/Day/Year) | 3A. Deemed Execution Date, if any (Month/Day/Year) | 4. Transaction Code | | 5. Number of Derivative Securities Acquired (A) or Disposed of (D) | | 6. Date Exercisable and Expiration Date (Month/Day/Year) | | 7. Title and Amount of Underlying Securities | | 8. Price of Derivative Security | 9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) | 10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) | 11. Nature of Indirect Beneficial Ownership |
| | | | | Code | V | A | D | Date Exercisable | Expiration Date | Title | Amount or Number of Shares | | | | |
| **Phantom Shares** | _ _ | _ _ | _ _ | _ _ | _ _ | _ _ | _ _ | _ _ | _ _ | _ _ | _ _ | _ | **4,947.065** (1) | D | |
| **Phantom Stock Units** | (2) | 10/21/02 | _ _ | A | | 51.8039 | | (2) | (2) | **Common Stock** | (2) | $57.55 | **2,797.8046** (3) | D | |
| **Deferred Compensation Stock Units** | _ _ | _ _ | _ _ | _ _ | _ _ | _ _ | _ _ | _ _ | _ _ | _ _ | _ _ | _ _ | **1,259.5607** (4) | D | |

Explanation of Responses:

(1)   Phantom Shares credited to an account for the reporting person pursuant to the FPL Group, Inc. Supplemental Pension Plan for Non-Employee Directors established in connection with termination of the FPL Group, Inc. Non-Employee Director Retirement Plan.  Amount shown does not include previously reported cash dividends that would be payable on the Phantom Shares if the reporting person was the record holder of the number of shares of FPL Group, Inc. Common Stock equal to the Phantom Shares credited to the reporting person or previously reported interest on such dividends because such dividends and interest are not accounted for in Phantom Shares.

(2)   Phantom Stock Units APPROXIMATE the number of phantom shares of FPL Group Common Stock attributable to phantom units credited to the reporting person's account under the FPL Group, Inc. Deferred Compensation Plan.  Compensation deferred under the Plan is deemed to be invested in a number of unfunded theoretical units equal to the number of "units" which would have been credited if the deferred compensation had been invested in FPL Group's company stock fund in its Thrift Plan (the "Stock Fund").  The Stock Fund is accounted for in "units" of a unitized pool of stock and cash, with the value of each "unit" determined by reference to the closing price of FPL Group Common Stock on the New York Stock Exchange on any given date.  PHANTOM STOCK UNITS REPORTED ABOVE ARE ESTIMATED based on the number of shares of FPL Group Common Stock in the Stock Fund represented by each "unit" of the Stock Fund on a given date, multiplied by the number of theoretical units credited to the reporting person upon a deferral or held at the end of the period.  Accounts are payable only in cash at the end of the deferral period.  This filing is not an admission that Phantom Stock Units or the theoretical units of the Stock Fund are derivative securities.

(3)   Differences in holdings on any given date may result from varying percentages of cash and stock held in the Stock Fund on different dates.

(4)   Phantom stock units credited in reporting person's account under the Director and Executive Compensation Deferral Plan.  Compensation deferred under the Plan and "phantom" dividends thereon are deemed to be invested in theoretical units of common stock equal to the dollar amount deferred divided by the fair market value of one share of FPL Group, Inc. Common Stock.  Accounts are payable only in cash at end of deferral period.  This filing is not an admission that Deferred Compensation Stock Units are derivative securities.

| | |
|---|---|
| **DENNIS P. COYLE** | **October 22, 2002** |
| Signature of Reporting Person | Date |